Amanda R. Poe PHONE: (901) 543-5930 FAX: (866) 458-7898 E-MAIL: apoe@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

July 23, 2012

Via EDGAR and FedEx

Michael E. McTiernan

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	AmREIT, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed July 16, 2012
File No. 333-175663

Dear Mr. McTiernan:

On behalf of AmREIT, Inc. (“AmREIT” or the “Company”), this letter is being filed with the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff of the Division of Corporation Finance of the Commission (the “Staff”) in a letter dated July 18, 2012 (the “Comment Letter”) with respect to Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-175663) filed with the Commission on July 16, 2011 (“Amendment No. 3”). The Company is concurrently filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which includes changes in response to the Staff’s comments. The discussion below is presented in the order of the numbered comments in the Comment Letter.

For your convenience, we have enclosed with this letter two clean copies and two marked copies of Amendment No. 4, reflecting all changes to Amendment No. 3. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 4.

Michael E. McTiernan

Securities and Exchange Commission

Report of Independent Registered Public Accounting, page F-29

1.	We note your audit report is unsigned by your independent registered public accounting firm pending consummation of transaction referred to in Note 2. Please provide a signed audit report in your next amendment or before effectiveness. Reference is made to Rule 2-02(a) of Regulation S-X.

In response to the Staff’s comment, the Company has included a signed audit report on page F-29 of Amendment No. 4.

Exhibits

2.	Please file your new, unsecured revolving credit facility as an exhibit prior to effectiveness. Refer to Item 601(b)(10) of Regulation S-K

In response to the Staff’s comment, the Company has filed the form of revolving credit agreement for its unsecured revolving credit facility as exhibit 10.20 to Amendment No. 4.

Exhibit 8.1

3.	Please revise the tax opinion to state that the since 2008 the company has operated in a manner that enabled it to satisfy the requirements for qualification and taxation as a REIT and that the proposed method of operation as described in the registration statement will enable the company to continue to satisfy the requirements for qualification and taxation as a REIT.

In response to the Staff’s comment, the Company has filed a revised tax opinion of counsel as exhibit 8.1 to Amendment No. 4.

Michael E. McTiernan

Securities and Exchange Commission

* * * *

The Company respectfully believes that the proposed modifications to Amendment No. 3, the referenced legal opinion and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We very much appreciate the Staff’s timely response.

Sincerely,

/s/ Amanda R. Poe

cc:	H. Kerr Taylor, AmREIT, Inc.
Chad C. Braun, AmREIT, Inc.
Samantha S. Gallagher, Hogan Lovells US LLP